EXHIBIT 99.1

For Immediate Release 20-29-TR	Date:	April 20, 2020

Teck Reports Unaudited First Quarter Results for 2020

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported adjusted EBITDA(1) (2) of $608 million for the first quarter of 2020 compared with $1.4 billion a year ago. Adjusted profit attributable to shareholders(1) (2) was $94 million ($0.17 per share) compared with $587 million ($1.03 per share) a year ago.

“Our current focus is on managing the risks around COVID-19 and ensuring we have the necessary measures in place to safeguard our people and our local communities,” said Don Lindsay, President and CEO. “The pandemic has had a significant negative impact on the global economy and commodity markets and the outlook is uncertain. However, almost all of our sites are currently operating, with some at reduced production, and our steelmaking coal operations had a strong finish to the quarter, exceeding our sales guidance with site costs well below expectations.”

Significant Items

•
COVID-19 has had a significant effect on our business and contributed to significant reductions in the prices we receive for the commodities we produce. Teck has undertaken significant measures in response to COVID-19, including:

o	implementing comprehensive preventative measures at all sites;
o	reducing crew sizes at some of our sites, resulting in lower production;
o	temporarily suspending construction activities on the QB2 project;
o	temporarily suspending operations at Antamina;s
o	reducing Fort Hills to a single-train facility resulting in lower production of bitumen and contributing to an after-tax asset impairment of $474 million in the first quarter;
o	incurring $44 million in incremental costs responding to COVID-19 including temporary suspension and demobilization of the QB2 project; and
o	suspending all previously issued 2020 guidance.

Further details on the effects of COVID-19 on our operations are provided throughout the remainder of this document.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•
In April, we announced the creation of a $20 million fund to support COVID-19 response and future recovery efforts. Funding will support a range of critical initiatives, including procuring one million KN95 masks to be donated for healthcare in British Columbia, donations to healthcare facilities in Chile, a community investment fund for local organizations in the areas where Teck operates and donations to international relief efforts.

•	We have increased the target under our cost reduction program to $1 billion and have achieved $375 million to date since starting the program in the fourth quarter of 2019.

•
In April, we completed the major expansion of our Elkview Operations plant, increasing the annual capacity to 9 million tonnes. This will allow us to replace higher cost production from Cardinal River Operations with lower cost production from Elkview and maintain our overall steelmaking coal production capacity. Taking into account the cost savings and higher average price for Elkview products and assuming a US$150 per tonne coal price and current exchange rates, shifting 2 million tonnes of production to Elkview Operations translates to an increase of approximately $160 million in annualized EBITDA.(1)

•
Our liquidity remains strong at $5.8 billion, including $525 million in cash at April 20, 2020. Our US$4.0 billion revolving credit facility is committed through the fourth quarter of 2024, does not have a cash-flow based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2035 and we have investment grade credit ratings from all four credit rating agencies.

•
In the first quarter, we had a loss attributable to shareholders of $312 million, or a $0.57 loss per share, compared with a profit of $630 million ($1.11 per share) a year ago. Adjusted profit attributable to shareholders was $94 million ($0.17 per share) compared with $587 million ($1.03 per share) in the first quarter of 2019.

•	EBITDA(1) (2) was $45 million compared with $1.4 billion in the first quarter of 2019. Our adjusted EBITDA in the first quarter totaled $608 million compared with $1.4 billion last year.

•
Gross profit was $398 million in the first quarter compared with $1.0 billion a year ago. Gross profit before depreciation and amortization(1) (2) was $776 million compared with $1.4 billion in the first quarter of 2019.

•
Our steelmaking coal operations had a strong finish to the first quarter with sales of 5.7 million tonnes exceeding our previously issued 2020 first quarter guidance range of 4.8 to 5.2 million tonnes and adjusted site cash cost of sales(1) (2) of $63 per tonne, which was also significantly lower than previously issued guidance.

•
On March 31, 2020, we issued an updated capital cost estimate for our QB2 project of US$5.2 billion, including escalation, with US$3.9 billion remaining to be spent from April 1, 2020, subject to the impact of COVID-19 on the project schedule and timing of capital spending. With funding from Sumitomo Metal Mining Co., Ltd and Sumitomo Corporation (SMM/SC) and the US$2.5 billion limited recourse project financing, no significant funding is expected to be required from Teck until the first quarter of 2021.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

2    Teck Resources Limited 2020 First Quarter News Release

This management’s discussion and analysis is dated as at April 20, 2020 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2020 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2019. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2019, is available on SEDAR at www.sedar.com.
This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our profit in the first quarter declined substantially from a year ago, with a loss attributable to shareholders of $312 million compared with profit attributable to shareholders of $630 million in the same period last year. The decline was primarily due to the significant negative effect of COVID-19 on the prices for our products and negative contributions from our energy business unit, including an after-tax asset impairment of $474 million relating to our interest in Fort Hills. Strong performance in our steelmaking coal operations compared to our previously issued guidance, contributed positively to our results in the first quarter, despite being lower than the same period last year. Our steelmaking coal sales in the first quarter of 5.7 million tonnes were higher than our previously issued 2020 first quarter guidance range of 4.8 to 5.2 million tonnes and our adjusted site cash cost of sales(1) (2) of $63 per tonne was significantly lower than guidance.

Our adjusted profit attributable to shareholders in the first quarter was $94 million, or $0.17 per share, compared with $587 million, or $1.03 per share a year ago. In the first quarter, prices for all of our products were significantly lower than the same period last year. Our average realized steelmaking coal price declined to $176 (US$131) per tonne, compared to $248 (US$186) per tonne a year ago. LME copper and zinc prices decreased by 9% and 21% from a year ago, averaging US$2.56 per pound and US$0.97 per pound, respectively. Western Canadian Select (WCS) prices decreased significantly in the quarter and our average realized blended bitumen price was US$29 per barrel in the first quarter, compared to US$42 per barrel in the same period last year. Copper and zinc prices declined sharply starting in mid-March and closed the quarter at US$2.18 per pound and US$0.85 per pound, respectively, resulting in negative pre-tax pricing adjustments of $98 million, which compared with positive pre-tax pricing adjustments of $74 million a year ago when prices were rising. The lower zinc and WCS oil prices resulted in inventory write-downs totalling $42 million in the first quarter.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

3    Teck Resources Limited 2020 First Quarter News Release

Our gross profit in the first quarter declined by $644 million compared with a year ago primarily as a result of the significant decrease in prices for our principal products as described above. Of the decrease in gross profit, $415 million related to the decline in realized steelmaking coal prices compared to the same period last year. Gross profit from our copper business unit declined by $14 million as lower prices were offset by substantially lower unit operating costs, reflecting the benefits of our cost reduction program and favorable foreign exchange rates. Gross profit from our zinc business unit declined by $32 million, as lower prices were partly offset by reduced unit operating costs also reflecting our cost reduction program efforts and our RACE21TM initiatives. Our Energy business unit incurred a gross loss of $123 million in the first quarter compared with a gross loss of $5 million a year ago due to the substantial decline in WCS prices in the quarter.

In the context of COVID-19 and current market conditions, we have intensified our focus on our cost reduction program and have increased our total targeted reductions to approximately $1.0 billion of previously planned spending from the beginning of the fourth quarter of 2019 through the end of 2020. Since implementing the program in the fourth quarter of 2019, we have achieved approximately $375 million of capital and operating cost reductions.

We remain confident in the longer-term outlook for our major commodities, however global economic uncertainty and COVID-19 have had a significant negative effect on the prices for our products in the first quarter and subsequently. The extent and duration of impacts that the pandemic may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets is not known at this time, but could be both material and protracted. As a result, we have suspended all previously issued 2020 annual guidance. The overall effect on our business will depend on how quickly our sites can safely return to normal operations, and on the duration of impacts on our customers and markets for our products, all of which are unknown at this time. The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We continue to respond and take action to protect the safety and health of our employees, contractors and the communities in which we operate. In March, we established a COVID-19 response team with senior representation from across our operating jurisdictions and business units to coordinate our company-wide response measures. We have restricted travel, shifted employees to remote work wherever possible, including at all of our corporate offices, and we have put preventative measures in place at each of our operations. Throughout this pandemic, we have been adhering to the most up to date guidance from governments and public health authorities in each jurisdiction in which we operate. These measures include, but are not limited to, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, reducing occupancy on crew buses, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent hand-washing.

In addition to our company-wide response, we have taken measures on a site-by-site basis as necessary, beginning in March. Our COVID-19 responses at each operation and at our QB2 project are outlined below in the business unit sections of this Management’s Discussion and Analysis.

Prior to the escalation of the COVID-19 situation late in the first quarter, we completed an updated capital cost estimate for the QB2 project. The go-forward funding requirement from

4    Teck Resources Limited 2020 First Quarter News Release

April 1, 2020 is estimated at US$3.9 billion based on a schedule that contemplates first production in the second quarter of 2022. However, to protect the health and safety of our employees and support Chilean efforts to limit transmission of COVID-19, we have temporarily suspended construction activities, which will impact both future expenditures and the project schedule. Extensive planning has been completed for construction restart and the situation is continuously being assessed to allow for a restart as soon as practicable. The impact of the initial 4-week construction suspension period is estimated to be approximately US$75 to $125 million with a schedule delay of up to 8 weeks, including demobilization, suspension and restart impacts. For each additional month of suspension, we estimate an additional impact of approximately US$25 to $50 million and one month of additional schedule delay. It is not currently possible to estimate a remobilization date and the impact on the cost and schedule for the project will depend on the length of the suspension.

We are tracking incremental and specific COVID-19 expenditures across the company and have included these costs in our adjusted earnings calculation to assist readers in understanding our normal operating results. Of these costs, those that are related to capital projects that do not qualify for capitalization will be expensed as incurred, including costs of demobilization and remobilization. In addition, COVID-19 costs that are not directly related to the production of our products will be expensed as incurred and will not be included in the costing of our inventory. When a capital project such as QB2 is temporarily suspended, we are not able to capitalize borrowing costs on the project and our finance expense will increase as a result. We will be adjusting interest that would otherwise have been capitalized in our adjusted earnings calculation. In the first quarter, we incurred approximately $44 million in costs associated with our response to COVID-19 across our operations and projects, including $32 million of costs relating to the suspension of construction on our QB2 project.

5    Teck Resources Limited 2020 First Quarter News Release

Profit (Loss) and Adjusted Profit

In the first quarter we had a loss attributable to shareholders of $312 million, or a $0.57 loss per share, compared with profit attributable to shareholders of $630 million, or $1.11 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the first quarter, taking into account the items identified in the table below, was $94 million, or $0.17 per share, compared with $587 million, or $1.03 per share, in the first quarter of 2019. The most significant first quarter adjustments to profit reflected in the table below were a non-cash after-tax asset impairment of our interest in Fort Hills and environmental costs relating to a change in our credit-adjusted risk-free rate used to discount the decommissioning and restoration provisions for our closed operations.

The decrease in our adjusted profit compared with a year ago was primarily due to the significant negative effect of COVID-19 on the prices for our products and negative contributions from our energy business unit.

We have changed the basis on which we adjust earnings in the following table. Refer to page 44 for further information.

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Profit (loss) attributable to shareholders	$(312)	$630
Add (deduct) on an after-tax basis:
Asset impairment	474	–
COVID-19 costs	22	–
Environmental costs	(87)	29
Inventory write-downs (reversals)	27	(8)
Share-based compensation	(22)	12
Commodity derivatives	15	(14)
Debt prepayment option gain	–	(51)
Other	(23)	(11)
Adjusted profit attributable to shareholders[1]	$94	$587
Adjusted basic earnings per share1 2	$0.17	$1.03
Adjusted diluted earnings per share1 2	$0.17	$1.02

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $64 million of after-tax charges ($98 million before tax) in the first quarter, or $0.12 per share. We do not include these amounts in our adjusted profit determination.

6    Teck Resources Limited 2020 First Quarter News Release

FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2020	2019

Revenues and profit
Revenues	$2,377	$3,106
Gross profit before depreciation and amortization[1]	$776	$1,415
Gross profit	$398	$1,042
EBITDA[1]	$45	$1,410
Profit (loss) attributable to shareholders	$(312)	$630

Cash flow
Cash flow from operations	$279	$520
Property, plant and equipment expenditures	$818	$482
Capitalized stripping costs	$172	$199
Investments	$29	$32

Balance Sheet
Cash balances	$219	$2,446
Total assets	$38,774	$42,106
Debt and lease liabilities, including current portion	$5,479	$5,752

Per share amounts
Profit (loss) attributable to shareholders	$(0.57)	$1.11
Dividends declared	$0.05	$0.05
PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	4.9	6.1
Copper[2]	71	70
Zinc in concentrate	154	135
Zinc – refined	79	74
Bitumen (million barrels)[2]	2.9	2.8

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	5.7	6.2
Copper[2]	73	74
Zinc in concentrate	159	155
Zinc – refined	80	75
Blended bitumen (million barrels)[2]	4.4	3.7

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$131	$186
Copper (LME cash – US$/pound)	$2.56	$2.82
Zinc (LME cash – US$/ pound)	$0.97	$1.23
Blended bitumen (realized US$/barrel)	$28.92	$42.12
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.33

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2.
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

7    Teck Resources Limited 2020 First Quarter News Release

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Revenues
Steelmaking coal	$1,023	$1,552
Copper	570	630
Zinc	608	712
Energy	176	212
Total	$2,377	$3,106

Gross profit (loss) before depreciation and amortization1 2
Steelmaking coal	$421	$909
Copper	262	283
Zinc	183	201
Energy	(90)	22
Total	$776	$1,415

Gross profit (loss)
Steelmaking coal	$246	$726
Copper	156	170
Zinc	119	151
Energy	(123)	(5)
Total	$398	$1,042

Gross profit (loss) margins before depreciation1 2
Steelmaking coal	41%	59%
Copper	46%	45%
Zinc	30%	28%
Energy	(51)%	10%

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

8    Teck Resources Limited 2020 First Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Steelmaking coal price (realized US$/tonne)	$131	$186
Steelmaking coal price (realized CAD$/tonne)	$176	$248
Production (million tonnes)	4.9	6.1
Sales (million tonnes)	5.7	6.2
Gross profit before depreciation and amortization1 2	$421	$909
Gross profit	$246	$726
Property, plant and equipment expenditures	$217	$140

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit in the first quarter from our steelmaking coal business unit was $246 million compared with $726 million a year ago. Gross profit before depreciation and amortization(1) (2) in the first quarter declined by $488 million from a year ago (see table below), primarily due to a decrease in realized steelmaking coal prices of CAD$72 per tonne and an 8% decline in sales volumes.

Logistics chain performance in January and February was adversely impacted by extreme weather events and rail blockades, which, combined with record-high site inventory levels, resulted in reduced production rates due to limited stockpile space. However, strong performance from our logistics supply chain in March delivered sales that exceeded our previously issued guidance and reduced site inventory levels. First quarter sales volumes of 5.7 million tonnes exceeded our previously issued guidance range of 4.8 to 5.2 million tonnes. Although higher than our guidance, our sales volumes for the quarter were 8% lower than the same period last year.

Across our steelmaking coal operations, similar to the rest of our operations, we are taking actions in response to COVID-19. We are implementing extensive preventative measures across operations and projects in order to safeguard the health of our employees and contractors, while continuing to operate safely and responsibly maintain employment and economic activity.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

9    Teck Resources Limited 2020 First Quarter News Release

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2019	$909
Increase (decrease):
Steelmaking coal price realized	(415)
Sales volumes	(73)
Operating unit costs	8
Transportation unit costs	(21)
Inventory write-down reversal	5
COVID-19 costs	(4)
Foreign exchange	12
Net decrease	(488)
As reported in current quarter	$421

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $217 million in the first quarter, of which $44 million was for sustaining capital and $58 million on water capital. Capitalized stripping costs were $119 million in the first quarter compared with $143 million a year ago.

Markets

Healthy demand for seaborne steelmaking coal supported steelmaking coal pricing prior to the outbreak of COVID-19 in early January 2020. During the quarter, China increased steelmaking coal seaborne imports to mitigate lower China domestic production and lower imports from Mongolia. A number of steel producers in Europe, U.S. and India announced reduced or suspended production in response to their customers suspending production, particularly in the automotive, heavy consumer durables and construction industries. With the growing impact of COVID-19 on both demand and supply, particularly outside of China, we have seen steelmaking coal prices come under pressure since March 20, 2020, and we are in discussions with customers regarding their steelmaking coal requirements in the second quarter and beyond. We are continuing to monitor the effect that reduced global economic activity might have on steelmaking coal demand and pricing, but cannot accurately predict the potential effect on our steelmaking coal sales at this time.

Operations

Due to logistics supply chain performance issues throughout most of 2019, our steelmaking coal operations began 2020 with record site inventory levels, which reduced operating flexibility. First quarter logistics supply chain capacity was further challenged by severe weather events and rail blockades in January and February, causing rail performance issues. At times during the first quarter, our site inventory storage areas were at full capacity and our plants idled. The logistics supply chain challenges, combined with a two-week raw coal feed belt failure and plant expansion shutdown at Elkview Operations reduced our steelmaking coal production in the first quarter to 4.9 million tonnes, which is 20% lower than a year ago.

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As part of our continued focus on reducing risk of transmission and supporting efforts to combat COVID-19, we reduced our crews by up to 50% of regular levels and commenced our temporary slowdown of operations on March 25 that lasted approximately two weeks, but in April have increased crews back to 75% of regular levels. We are continuing to monitor the situation with the goal of increasing on-site staffing levels when it is safe to do so. The overall impact on each of our sites will depend on the progression of the pandemic and measures in place for preventing transmission, in line with guidance from health and government authorities.

Despite the COVID-19 measures we implemented, the business unit continued to achieve strong total material movement with 71 million bank cubic metres moved in the quarter, an 8% decrease from the same period a year ago. Our Greenhills Operation achieved a first quarter record for total material moved.

Cost of Sales

Adjusted site cash cost of sales(1) (2) in the first quarter was $63 per tonne, or $2 per tonne lower compared to a year ago and lower than our previously issued guidance. This was despite completing one of our scheduled larger major plant outages, which included the expansion of Elkview Operations annual processing capacity to 9 million tonnes. Total site cash spending decreased by 12% in the first quarter compared to a year ago and by 2% when compared to the fourth quarter of last year, supported by the acceleration of our cost reduction program and lower diesel prices.

First quarter transportation costs were $43 per tonne, 10% higher than the same period a year ago as a result of a difficult start to the year with extreme winter weather in January and early February and rail blockades in February. These logistics challenges limited the volumes railed and increased per unit rates. However, our logistics chain recovered in March with both railways and all three West Coast ports performing well.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2020	2019

Adjusted site cash cost of sales[1]	$63	$65
Transportation costs	43	39
Unit costs[1]	$106	$104

	Three months ended March 31,
(amounts reported in US$ per tonne)	2020	2019

Adjusted site cash cost of sales[1]	$47	$49
Transportation costs	32	29
Unit costs[1]	$79	$78

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included a $13 per tonne charge for the amortization of capitalized stripping costs and $18 per tonne for other depreciation.

Coal Development Projects

In order to improve productivity and safety for construction of the Neptune Bulk Terminals Facility upgrade project, as previously announced, we will be suspending operations at Neptune Bulk Terminals from May to September of this year to focus on construction activities. This project continues to be one of our strategic priorities in order to strengthen the performance of our steelmaking coal supply chain and meet the long-term requirements of our customers for consistent, high-quality product. To date, COVID-19 related issues have not substantially affected works on the critical path and the project and major equipment deliveries remain on track. Although the COVID-19 pandemic may affect construction progress or deliveries of key equipment, completion of construction is still expected in the first quarter of 2021, with the new double dumper expected to be commissioned in the second quarter of 2021.

We continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. The new areas are expected to extend the lives of these mines and allow us to increase production to offset the closure of our Coal Mountain and Cardinal River Operations. Our Cardinal River Operations will transition to closure by the end of June this year. As part of our strategy to maintain annual production capacity of approximately 27 million tonnes in the Elk Valley, Elkview Operations completed its plant expansion project in April. The Elkview plant now has the capacity to produce 9 million tonnes annually, which will enable us to replace higher cost production from our Cardinal River Operations with lower cost production from our Elkview Operations. Taking into account both the cost savings and the higher average pricing for Elkview coal, assuming US$150 per tonne coal pricing as a reference and current exchange rates, a 2
12    Teck Resources Limited 2020 First Quarter News Release

million tonne increase in production capacity from Elkview Operations would translate to an increase of approximately $160 million in annualized EBITDA.(1)

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate, and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2019, the B.C. Government endorsed the use of Saturated Rock Fill (SRF) technology, and we have received approval to construct an expansion and double the current SRF water treatment capacity at Elkview Operations. Elkview Operations’ SRF has been successfully operating since January 2018, treating up to 10 million litres per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

The majority of our 2020 planned capital spend relates to the completion of our Fording River Active Water Treatment Facility (AWTF) and Elkview Phase 2 SRF. With respect to COVID-19, self-distancing protocols have affected 2020 productivity and resulted in short term labour shortages. We anticipate the completion of our Fording River AWTF will now be delayed to the first quarter of 2021. Work is underway to further understand the impact of COVID-19 on the schedule and cost of the water projects. We continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas. Fish census data obtained in late 2019 showed unexpected and substantial reductions in populations of westslope cutthroat trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are unclear and substantial technical effort is underway to determine whether the reductions are associated with water quality issues, flow conditions and habitat availability, or predation or other natural causes, and to develop a response plan. Until the results of this additional work are available and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.

Note:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

13    Teck Resources Limited 2020 First Quarter News Release

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. Discussions with respect to the draft charges continue. It is not possible at this time to fully assess the viability of our potential defenses to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

Outlook

Due to the ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts on our business, we have suspended our previously issued 2020 annual guidance and will provide an update to our production and cost guidance when the situation stabilizes. We continue to monitor the impact of COVID-19 on reduced global economic activity and the corresponding potential effects on steelmaking coal demand. Currently, operating crews have been increased back to 75% of regular workforce levels, after an initial two week period at 50% that ended after the first week of April. The overall impact on each of our sites will depend on the progression of the pandemic and measures in place for preventing transmission and on market conditions. We are fully engaged with our employees and union representatives to ensure the safety of employees. Currently, we are at stable levels of production and in the fourth quarter of 2020, we are planning to increase production levels, subject to market demand, as our Neptune Bulk Terminals extended outage and our mines’ annual maintenance major plant outages are scheduled to be completed.

Our second quarter sales volumes could decrease significantly from first quarter 2020 levels, as COVID-19 is expected to continue to impact global economic activity and steelmaking coal demand and supply. We are starting to receive notifications from customers that they may delay purchases in response to reduced demand for their steel products as their own customers are reducing or suspending production of their products.

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COPPER BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Copper price (realized – US$/pound)	$2.54	$2.84
Production (000’s tonnes)[3]	71	70
Sales (000’s tonnes)[3]	73	74
Gross profit, before depreciation and amortization1 2	$262	$283
Gross profit	$156	$170
Property, plant and equipment expenditures	$513	$243

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.
We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.

Performance

Gross profit from our copper business unit was $156 million in the first quarter compared with $170 million a year ago. Gross profit before depreciation and amortization(1) (2) decreased by $21 million compared with a year ago (see table below) primarily due to lower copper prices, partially offset by substantially lower total cash unit costs supported by our cost reduction program and favorable foreign exchange rates. Contributions from zinc, molybdenum and other by-products were the same as a year ago. Substantially higher zinc production and resulting sales volumes from Antamina were offset by lower zinc prices and higher smelter processing charges.

Copper production of 70,600 tonnes in the first quarter was similar to a year ago, as higher production at Carmen de Andacollo and Highland Valley Copper offset decreases at Antamina and Quebrada Blanca.

We continue to respond and take action on the challenges presented by COVID-19 to protect the safety and health of our employees, contractors and the communities in which we operate.

Until April 13, Antamina maintained production with a reduced workforce staying in the camp for an extended period. The operation has now been temporarily suspended to support Peruvian COVID-19 response efforts and to facilitate a change in workforce. Antamina has completed the safe demobilization of the workforce from site, including implementing COVID-19 testing of employees and contractors. Antamina has implemented protocols to ensure the health and safety of all workers and is coordinating its response with public health authorities. The company is working towards a restart, but timing on resuming operations is uncertain at this time. The Peruvian state of emergency has been extended until April 26, 2020.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

15    Teck Resources Limited 2020 First Quarter News Release

At Highland Valley Copper, we reduced on-site workforce by up to 50% for an initial two week period and temporarily scaled back operations accordingly. These measures reduced our production to approximately 85% of normal levels. We are continuing to monitor the situation with the goal of increasing on-site staffing levels when it is safe to do so. In Chile at our Carmen de Andacollo and Quebrada Blanca operations, we have maintained normal production levels while reducing the on-site workforce where possible and working with our contractors and the local communities to ensure adequate preventative measures are in place.

The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2019	$283
Increase (decrease):
Copper price realized	(57)
Unit operating costs	45
Inventory write-down reversal (2019)	(11)
COVID-19 costs	(2)
Foreign exchange (CAD$/US$)	4
Net decrease	(21)
As reported in current quarter	$262

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $513 million, including $29 million for sustaining capital and $468 million for project development expenditures for QB2. Capitalized stripping costs were $44 million in the first quarter, $4 million lower than a year ago.

Markets

Tightness in the copper concentrate market continued from the fourth quarter of 2019 with annual negotiated terms at the lowest levels in a decade. As COVID-19 started to affect China, domestic logistics began to impact movements of materials and smelter demand for concentrates started to fall. Towards the end of the quarter, the effects of COVID-19 within China started to recede. At the same time, the impact of COVID-19 started to increase outside China, affecting cathode demand and mine supply in several regions. The concentrate market returned to tightness within the quarter and spot treatment charges dropped below annual terms.

Mine disruptions through 2019 reduced projected growth in mine supply. Disruptions at mine sites in the first quarter of 2020 are likely to affect mine production growth into the second quarter. With new smelter capacity in China continuing to increase and previously installed capacity continuing to ramp up, concentrate supply tightness continued through the quarter.

The refined copper market improved in the early part of the quarter as global trade disputes started to moderate. Through the middle of the quarter, the COVID-19 measures in China negatively affected trade flows of commodities and manufactured goods. While manufacturing activities were improving in China and South East Asia by the end of the first quarter, the rest of the world was facing similar pressures on trade flows and copper prices fell to lows last seen in
16    Teck Resources Limited 2020 First Quarter News Release

2009. The long-term fundamentals for global copper demand remain supportive, as copper will play an important role in the post COVID-19 pandemic recovery and the new energy economy while the development of new mine supply of copper around the world will remain challenging.

London Metal Exchange (LME) copper prices in the first quarter of 2020 averaged US$2.56 per pound, down 4% from last quarter and down 9% from the same quarter a year ago. Global exchange stocks rose 300,000 tonnes during the quarter to finish at just over 600,000 tonnes or 9 days of global consumption with LME stocks at 222,500 tonnes, NYMEX stocks at 27,000 tonnes and Shanghai Futures Exchange (SHFE) stocks at 364,000 tonnes. Seasonally over the past five years, copper stocks have risen in the first quarter on average between 250,000 and 300,000 tonnes.

Operations

Highland Valley Copper

Copper production of 27,100 tonnes in the first quarter was 4% higher than a year ago primarily due to higher copper grades and mill recoveries, partially offset by a 5% decrease in throughput. Before impacts of COVID-19, copper production was expected to be lower during the first half of this year as compared to the second half of this year as a result of higher mill throughput and rising ore grades. In the first quarter, molybdenum production of 1.2 million pounds was 33% lower than a year ago primarily due to lower grades and recoveries.

Operating costs before changes in inventory in the first quarter were $138 million, 10% lower than a year ago primarily due to lower tailings dam costs, lower maintenance costs and the impact of our cost reduction program.

Antamina

Copper production (100% basis) of 101,200 tonnes in the first quarter was 5,000 tonnes lower than a year ago primarily due to lower copper grades, partially offset by higher mill throughput. Due to higher total mill throughput, Antamina processed more copper-only ore and more copper-zinc ore than the same period last year. The mix of mill feed in the quarter was 52% copper-only ore and 48% copper-zinc ore, compared with 54% and 46%, respectively, a year ago. As expected in the mine plan, zinc production increased 52% from a year ago to 111,700 tonnes (100% basis) primarily due to higher zinc grades and a higher amount of copper-zinc ore processed.

Operating costs before changes in inventory in the first quarter were US$58 million (22.5% share), the same as a year ago.

Carmen de Andacollo

Copper production of 17,400 tonnes in the first quarter was 2,700 tonnes higher than a year ago primarily due to higher mill throughput and higher copper grades.

Operating costs before changes in inventory in the first quarter of US$46 million, were US$19 million lower than a year ago when major maintenance took place on the mill in the first quarter of 2019. In addition, operating costs were lower this quarter due to our cost reduction program and the depreciation of the Chilean peso.
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Quebrada Blanca

As expected, copper cathode production of 3,300 tonnes in the first quarter was 2,300 tonnes lower than a year ago. Mining equipment and personnel continued to support QB2 construction activities.

Operating costs before changes in inventory in the first quarter were US$14 million, 30% lower than a year ago primarily due to the planned ramp-down of cathode production and the depreciation of the Chilean peso.

Cost of Sales

Total cash unit costs(1) (2) in the first quarter, before cash margin for by-products, of US$1.55 per pound, were US$0.30 per pound lower than the same period a year ago. This was primarily the result of lower operating costs supported by our cost reduction program and favourable foreign exchange rates.

Cash margin for by-products(1) (2) was US$0.28 per pound compared with US$0.30 per pound in the same period a year ago. This was primarily due to lower zinc and molybdenum prices, partially offset by substantially higher zinc sales volumes and higher molybdenum sales volumes. The resulting net cash unit costs for copper, after cash margin for by-products, of US$1.27 per pound was US$0.28 lower than US$1.55 in the same period a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2020	2019

Adjusted cash cost of sales1 2	$1.37	$1.65
Smelter processing charges	0.18	0.20
Total cash unit costs1 2	$1.55	$1.85
Cash margin for by-products1 2	(0.28)	(0.30)
Net cash unit costs1 2	$1.27	$1.55

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

18    Teck Resources Limited 2020 First Quarter News Release

Outlook

Due to the ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts, we have suspended all previously issued 2020 annual guidance. We continue to monitor the impact of COVID-19 on reduced global economic activity and the corresponding potential effects on demand for our products. At Highland Valley Copper, operating crews have returned to 75% of normal levels, following an initial two week period at 50% that ended after the first week of April. Opportunities are being evaluated to increase production back up to normal operating levels. At Antamina, the operation was temporarily suspended on April 13 and the situation is being monitored for a safe and timely restart. At our Carmen de Andacollo and Quebrada Blanca operations in Chile, we continue to operate at normal production levels with reduced workforce levels on site.

The overall impact on each of our sites will depend on the progression of the pandemic and measures in place for preventing transmission. We are fully engaged with our employees and union representatives to protect the health and safety of employees.

Copper Development Projects

Quebrada Blanca Phase 2

On March 18, 2020, we announced a temporary suspension of construction activities at the project to protect the health and safety of our employees and support Chilean efforts to limit transmission of COVID-19. Project construction activities remain on hold with an appropriately sized workforce in place to ensure preservation of assets, site security, and environmental monitoring activities, while we continue to advance procurement, manufacturing and other activities. Extensive planning has been completed for construction restart and the situation is continuously being assessed to allow for restart as soon as practicable. The impact of the initial 4-week construction suspension period is estimated to be approximately US$75 to $125 million with a schedule delay of up to 8 weeks, including demobilization, suspension and restart impacts. For each additional month of suspension, we estimate an additional impact of approximately US$25 to $50 million and one month of additional schedule delay. The impact to cost and schedule will depend on the length of the suspension.

Considerable progress has been made across all areas of the project, and many of the highest risk activities are either completed or well advanced. At suspension on March 18, 2020, overall progress on the project had reached 29%.

On March 31, 2020, we announced an updated capital cost estimate of the project of US$5.2 billion, including escalation, and the go forward funding requirement from April 1, 2020 is estimated at US$3.9 billion, assuming a CLP/USD rate of 775 over the remainder of the project. The new capital estimate was developed by Bechtel, who is providing engineering, procurement and construction management for the project and is based on a detailed review of all aspects of the QB2 project. Cost pressures have been largely offset by the depreciation of the Chilean peso. The estimate is based on a schedule that contemplates first production in the second quarter of 2022, and includes a contingency of approximately US$400 million. The estimate and schedule do not reflect the impact of the current temporary suspension of project construction activities due to COVID-19.

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ZINC BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Zinc price (realized – US$/pound)	$0.96	$1.21
Production (000’s tonnes)
Refined zinc	79	74
Zinc in concentrate[1]	128	119
Sales (000’s tonnes)
Refined zinc	80	75
Zinc in concentrate[1]	134	139
Gross profit before depreciation and amortization2 3	$183	$201
Gross profit	$119	$151
Property, plant and equipment expenditures	$41	$40

Notes:
1.	Represents production and sales from Red Dog and Pend Oreille (closed in July, 2019). Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit from our zinc business unit was $119 million in the first quarter compared with $151 million a year ago. Gross profit before depreciation and amortization decreased by $18 million compared with a year ago (see table below) primarily due to lower zinc prices, partially offset by lower royalties and lower adjusted cash costs of sales.

At Red Dog, zinc and lead production in the first quarter increased by 17% and 23%, respectively, compared to a year ago. The higher production was primarily due to substantially higher mill throughput, which offset lower grades and recoveries. In the first quarter last year, mill operations were negatively affected by a 20-day shutdown due to the effects of severe winter weather. At Trail Operations, production of refined zinc was 6% higher than a year ago, while lead production was similar to a year ago.

We continue to respond and take action on the challenges presented by COVID-19 to protect the safety and health of our employees, contractors and the communities in which we operate.

At our Trail Operations, we have maintained production levels while reducing the workforce on site on weekdays by over 40% through restructured shift schedules and people working from home. At Red Dog, we have implemented significant travel restrictions and modified schedules due to the fly-in, fly-out nature of the operation. To date, we have maintained normal production levels at Red Dog.

20    Teck Resources Limited 2020 First Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2019	$201
Increase (decrease):
Zinc price realized	(89)
Sales volumes	(5)
Unit operating costs	21
Inventory write-down	(19)
COVID-19 costs	(1)
Royalties	68
Foreign exchange	7
Net decrease	(18)
As reported in current quarter	$183

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures include $21 million for sustaining capital, of which $9 million relates to our Trail Operations and $12 million relates to Red Dog.

Markets

The zinc concentrate market remained in surplus in the first quarter of 2020. The decline in LME zinc prices during the quarter combined with higher treatment charges, put global mine production under pressure with high cost mines struggling to maintain margins. Chinese smelters returned to near full production levels after brief shutdowns following Lunar New Year. Chinese mine production disrupted by COVID-19 has been slower to return, creating a draw on global concentrate inventories. Towards the end of the quarter, governments began to implement active measures to contain the spread of COVID-19 and extend shutdowns in several zinc producing countries around the world, constraining mine production. Spot treatment charges decreased towards the end of the quarter.

The refined zinc market was already under pressure from a slowdown in the automotive sector in 2019, but was showing signs of improvement in the fourth quarter. The COVID-19 related manufacturing slowdown in China post-Lunar New Year initially had an impact on global supply chains with auto manufacturers reducing production due to parts shortages. While Chinese manufacturing started to recover towards the end of the quarter, manufacturing and construction outside of China began to be curtailed. The global zinc market remains under pressure due to government measures around the world to contain the spread of COVID-19. While it remains unclear how long the slowdown will last, unprecedented stimulus measures are expected to lend a level of support to global economies.

During the first quarter, LME zinc prices averaged US$0.97 per pound, a decline of 12% over the previous quarter and a reduction of 21% over the same quarter in 2019. In the first quarter of 2020, total global exchange inventories were up 154,000 tonnes to an estimated 6 days of global consumption, or 233,000 tonnes. London Metal Exchange inventories were up 22,000 tonnes to 73,000 tonnes and Shanghai Metal Exchange Stocks were up 131,000 tonnes from the
21    Teck Resources Limited 2020 First Quarter News Release

beginning of the year to 160,000 tonnes. Global exchange stocks remain well below historical averages of 18 days of consumption.

Operations

Red Dog

Zinc production of 128,400 tonnes in the first quarter was 18,200 tonnes higher than a year ago, due to substantially higher mill throughput as extreme winter conditions in the first quarter of 2019 adversely affected mill throughput. In addition, the continuing benefits from the implementation of mill analytics as part of our RACE21TM innovation-driven business transformation program contributed to the higher mill throughput. Lead production increased to 23,300 tonnes compared with 18,900 tonnes a year ago also as a result of the higher mill throughput.

Operating costs before inventory changes in the first quarter were US$72 million, 11% higher than a year ago primarily due to higher mill throughput and material movement as well as higher administration costs. Unit operating costs were lower than the same period last year.

We are implementing an increased number of tailings and water-related projects in 2020 to manage increased precipitation and water levels at the Red Dog mine. The frequency of extreme weather events has been increasing and these projects are designed to ensure that we can continue to optimize the asset and avoid any potential constraints on production in the future.

Trail Operations

Refined zinc production of 78,700 tonnes in the first quarter was 4,500 tonnes higher than a year ago. The higher production compared to the prior period was primarily due to oxygen plant maintenance in 2019, as well as performance optimization as part of our RACE21TM innovation-driven business transformation program which is improving roaster feed rates.

Refined lead production of 19,100 tonnes in the first quarter was similar to the same period last year.

Silver production increased to 3.3 million ounces compared with 2.9 million ounces a year ago as a result of higher silver contained in concentrate feeds.

Operating costs before changes in inventory in the first quarter were similar to a year ago at $89 million. Due to the substantial decline in commodity prices in March, Trail recorded a $19 million inventory write-down primarily related to refined zinc inventories and, to a lesser extent, silver inventories.

Cost of Sales

Total cash unit costs of product sold in the first quarter for our zinc mining operations, before cash margin for by-products, of US$0.46 per pound were slightly lower than a year ago. Lower adjusted cash cost of sales were offset by an increase in smelter processing charges. Net cash unit costs for zinc, after cash margin for by-products, of US$0.45 per pound were US$0.01 higher than a year ago. There were no lead sales during the quarter, which is typical of our seasonal sales pattern at Red Dog.

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	Three months ended March 31,
(amounts reported in US$ per pound)	2020	2019

Adjusted cash cost of sales1 2	$0.23	$0.31
Smelter processing charges	0.23	0.16
Total cash unit costs1 2	$0.46	$0.47
Cash margin for by-products1 2	(0.01)	(0.03)
Net cash unit costs1 2	$0.45	$0.44

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

Due to the ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts, we have suspended all previously issued 2020 annual guidance. We continue to monitor the impact of COVID-19 on reduced global economic activity and the corresponding impact on demand for our products as well as supply of concentrates for our Trail Operations. At our zinc operations, we currently continue to operate at normal production levels.

Sales of Red Dog zinc concentrate are normally lower in the second quarter, ahead of the start of the new shipping season. Our second quarter sales could be lower compared to the second quarter of 2019 as COVID-19 is expected to continue to impact global economic activity and zinc demand and supply. Sales volumes of refined zinc from Trail could decrease significantly from first quarter of 2020 levels due to COVID-19 impacts.

The overall impact on each of our sites will depend on the progression of the pandemic and measures in place for preventing transmission. We are fully engaged with our employees and union representatives to protect the health and safety of employees.

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ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Blended bitumen price (realized US$/bbl)2 3	$28.92	$42.12
Bitumen price (realized CAD$/bbl)2 3	$23.12	$48.42
Operating netback (CAD$/bbl)2 3	$(21.49)	$6.95
Production (million bitumen barrels)	2.9	2.8
Production (average barrels per day)	31,706	30,878
Sales (million blended bitumen barrels)	4.4	3.7
Gross profit (loss) before depreciation and amortization[3]	$(90)	$22
Gross profit (loss)	$(123)	$(5)

Notes:
1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

We incurred a gross loss of $123 million from our energy business unit in the first quarter compared with a gross loss of $5 million a year ago. Gross profit before depreciation and amortization from our energy business decreased by $112 million from a gross profit of $22 million a year ago (see table below) to a gross loss of $90 million in the first quarter. Realized prices and operating results in the first quarter were significantly affected by a material decline in global benchmark crude oil prices, including WCS prices.

Our 21.3% share of bitumen production from Fort Hills increased by 828 barrels per day in the first quarter compared to last year. Production was affected by the continued Government of Alberta mandatory production curtailments and unplanned maintenance in the quarter.

Adjusted operating costs(1) (2) were $34.88 per barrel in the first quarter of 2020, compared to $29.42 per barrel in the same period last year, reflecting higher costs associated with increased overburden stripping. As a result of the decline in prices, we recorded inventory write-downs during the first quarter of approximately $23 million.

On March 24, 2020, in light of COVID-19 and depressed WCS oil prices, the Fort Hills Partners agreed to temporarily operate Fort Hills as a single-train facility, which will reduce negative cash flows.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

24    Teck Resources Limited 2020 First Quarter News Release

The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:

Gross Profit (Loss) Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2019	$22
Increase (decrease):
Bitumen price realized	(82)
Sales volumes	8
Unit operating costs	(18)
Royalties	2
Inventory write-down	(23)
Foreign exchange	1
Net decrease	(112)
As reported in current quarter	$(90)

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

During the first quarter, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $647 million as a result of lower market expectations for future WCS heavy oil prices over the next two years combined with reduced production at our Fort Hills operation. Further information about the impairment testing and assumptions used in the analysis are included in the Areas of Judgment and Critical Accounting Estimates section of this Management’s Discussion and Analysis.

In the first quarter, our share of Fort Hills’ capital expenditures was $40 million.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the first quarter, NYMEX WTI averaged US$46.17 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$20.53 per barrel, for a WCS blend value of US$25.64 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$4.29 per barrel, for a WCS blend value of US$41.88 per barrel.

Global crude oil markets are in a period of unprecedented volatility. Since the start of this year, NYMEX WTI has lost approximately 65% of its value, closing the quarter at US$20.50 per barrel. Prices materially declined throughout the first quarter on the unprecedented loss of demand due to the macro economic impacts of the COVID-19 global pandemic. As governments enforce greater levels of restrictions, estimates vary on the magnitude of the impact of the pandemic, with global demand now estimated to drop by up to 20% or 20 million barrels per day in the second quarter.

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Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended March 31,
(Amounts reported in CAD$ per barrel of bitumen sold)	2020	2019

Bitumen price realized1 2 3	$23.12	$48.42
Crown royalties[4]	(0.92)	(1.75)
Transportation costs for FRB[5]	(8.81)	(10.30)
Adjusted operating costs1 2 6	(34.88)	(29.42)
Operating netback1 2	$(21.49)	$6.95

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
4.
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.

5.
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

6.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation.

Outlook

Assuming ongoing production on the basis of operating Fort Hills as a single-train facility through the balance of 2020, Suncor, as operator, advises that it now expects Fort Hills’ annual production to be approximately 100,000 to 120,000 barrels per day, of which Teck’s share is 21.3%. Teck expects its 2020 share of Fort Hills production will be reduced to approximately 8 to 9 million barrels of bitumen, which will significantly reduce variable costs. However, unit costs for the remaining production will be higher as a result of fixed costs being spread across lower volumes. On the basis of these assumptions, unit operating costs are expected to be CAD$37 to CAD$40 per barrel for the year.

The Fort Hills Partners continue to monitor market conditions and may adjust the operating plan for Fort Hills accordingly. The outlook for the remainder of 2020 does not include the effects of further reductions in production at Fort Hills or further impacts on costs or production that could arise due to COVID-19.

As a result of reducing operations to a single-train facility at Fort Hills and to minimize negative cash flow, we have reduced our planned 2020 capital spending in our energy business unit to $85 million from $175 million.
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RACE21TM

Work continues on our RACE21™ innovation-driven transformation program and based on the success of the initial implementation, we were targeting annualized EBITDA improvements totaling $1.0 billion by the end of 2021. Of that total, $500 million was originally targeted by the end of 2020 and another $500 million in 2021.

Responding to the challenges presented by COVID-19, our RACE21TM team members mostly transitioned to working remotely with reduced deployment at sites. The team is focused on locking in the improvements implemented in 2019 and on preparing and planning for additional improvement projects planned for 2020 and 2021 to generate additional value in our business.

Our ability to achieve the expected EBITDA improvements from the RACE21™ projects is dependent on the achievement of the expected production and operating results, including cost reductions, the ability of our transportation service providers to move additional product to market, future commodity prices and exchanges rates and various other factors. In addition, as a result of COVID-19, our ability to achieve these targets within these time frames is uncertain.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $37 million in the first quarter compared with $15 million a year ago. Significant items included $98 million of negative pricing adjustments, $24 million for take or pay contract costs and $21 million of losses on commodity derivatives. Other operating expenses also included a $117 million remeasurement gain on closed property decommissioning and restoration provisions as a result of changes in discount rates and a $30 million recovery of share-based compensation in the quarter.

In the first quarter, we incurred approximately $44 million in costs associated with our response to COVID-19 across our operations and projects, including $32 million of costs associated with the suspension of construction on our QB2 project.

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2019 and March 31, 2020.

	Outstanding at		Outstanding at
	March 31, 2020		December 31, 2019
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	101	2.18	65	2.80
Zinc	248	0.85	239	1.04

Our finance expense of $52 million in the first quarter decreased by $14 million from a year ago. Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC, and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the decrease compared to the same period last year is a reduction in debt interest due to lower outstanding debt balances and a higher amount of interest capitalized against our development projects including $62 million for QB2 prior to suspension of the project. We ceased capitalization of
27    Teck Resources Limited 2020 First Quarter News Release

interest on the QB2 project on March 18, 2020 when we suspended construction activities due to COVID-19. We will recommence capitalization of interest on the project when construction resumes. Finance expense in 2020 will include interest on draws on the QB2 project financing, which will be capitalized from the date construction resumes on the QB2 project.

Income Taxes

Recovery for income and resource taxes was $69 million, or 18% of our pre-tax loss of $380 million. Our overall effective tax rate this quarter was significantly impacted by the $647 million pre-tax impairment ($474 million, after-tax) of our interest in Fort Hills, which resulted in a deferred income tax recovery at 27% of $173 million. Excluding this impairment, we would have pre-tax profit of $267 million and a provision for income and resource taxes of $104 million, or 39% thereof. This rate is higher than the Canadian statutory income tax rate of 27% mainly as a result of resource taxes and higher taxes in some foreign jurisdictions.
Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and cash taxes in foreign jurisdictions.

28    Teck Resources Limited 2020 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31,		December 31,
	2020		2019

Term notes	$3,209		$3,209
Less unamortized fees and discounts	(31)		(31)
US$4 billion revolving credit facility	112		–
QB2 US$2.5 billion limited recourse project finance facility	50		–
Lease liabilities	497		518
Other	25		26
Debt (US$ in millions)	$3,862		$3,722

Debt (Canadian $ equivalent)[1] (A)	$5,479		$4,834
Less cash balances	(219)		(1,026)
Net debt[2] (B)	$5,260		$3,808

Equity (C)	$22,085		$22,074
Debt to debt-plus-equity ratio[2] (A/(A+C))	20%		18%
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	19%		15%
Debt to adjusted EBITDA ratio2 3	1.5	x	1.1	x
Net debt to adjusted EBITDA ratio2 3	1.4	x	0.9	x
Average interest rate	5.6%		5.6%

Notes:
1.	Translated at period end exchange rates.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $5.8 billion inclusive of $525 million in cash as at April 20, 2020.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our net debt to capitalization ratio(1) (2) not to exceed 60%. That ratio was 20% at March 31, 2020.

We maintain a US$4.0 billion committed revolving credit facility, of which US$3.9 billion was undrawn at March 31, 2020. Our US$4.0 billion revolving credit facility is committed through the fourth quarter of 2024, does not have a cash-flow based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2035 and we have investment grade credit ratings from all four credit rating agencies.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

29    Teck Resources Limited 2020 First Quarter News Release

We also have various other uncommitted credit facilities, standby letters of credit, and surety bonds that secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.7 billion at March 31, 2020. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

During the quarter, we drew US$50 million on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Going forward, project funding will be from the project financing until the project reaches a specific ratio of project financing to total shareholders funding. Teck’s next contributions to project capital are not expected until the first quarter of 2021, subject to the impact of COVID-19 on the project schedule and timing of capital spending. We do not expect COVID-19 impacts to prevent us from drawing on the project finance facility.

Operating Cash Flow

Cash flow from operations in the first quarter was $279 million compared with $520 million a year ago, with the decrease attributable to the lower commodity prices in the quarter compared with a year ago. Cash flow from operations last year was significantly affected by a large use of cash for working capital items.

During the first quarter, changes in working capital items resulted in a use of cash of $139 million compared with $698 million a year ago. The significant use of working capital last year was primarily related to a significant build-up in our accounts receivable due to the timing of sales, as approximately one-half of our sales of steelmaking coal and copper occurred in the latter part of March 2019.

Investing Activities

Expenditures on property, plant and equipment were $818 million in the first quarter, including $468 million for the QB2 project, $180 million on sustaining capital and $159 million on major enhancement projects. The largest components of sustaining expenditures were $102 million at our steelmaking coal operations, $24 million at Fort Hills, $18 million at Antamina and $12 million at Red Dog.

Capitalized production stripping costs were $172 million in the first quarter compared with $199 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

30    Teck Resources Limited 2020 First Quarter News Release

The table below summarizes our capital spending for the first quarter of 2020:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	QB2 Project	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$102	$115	$–	$–	$217	$119	$336
Copper	29	7	9	468	513	44	557
Zinc	21	19	1	–	41	9	50
Energy	24	16	1	–	41	–	41
Corporate	4	2	–	–	6	–	6
	$180	$159	$11	$468	$818	$172	$990

Financing Activities

We purchased approximately 16.3 million Class B subordinate voting shares under our normal course issuer bid for $207 million in the first quarter of 2020. These purchases complete the $1.0 billion of share buy-backs previously authorized.

During the first quarter, we drew US$50 million on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. In addition, we drew a net US$112 million from our US$4.0 billion revolving credit facility.

In March, we paid our regular base dividend of $0.05 per share, which totaled $27 million.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2020, $3.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce. While price volatility will remain a significant factor in our industry, we have taken steps to insulate our company from its effects, including strengthening our balance sheet and credit ratings by reducing debt.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty and COVID-19 have had a significant negative effect on the prices for our
31    Teck Resources Limited 2020 First Quarter News Release

products in the first quarter. The extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets over the remainder of the year and going forward is not known at this time, but could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole. As a result of the impact of COVID-19, we have suspended all previously issued 2020 annual guidance. The production volumes in our guidance form the basis for our commodity sensitivity calculations and as a result, we have not included commodity price sensitivity information as at March 31, 2020.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

The extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets over the remainder of the year and going forward is not known at this time but could be material. As a result, we have suspended all previously issued 2020 annual guidance.

In the context of COVID-19 and current market conditions, we have intensified our focus on our cost-reduction program and have increased our total targeted operating and capital cost reductions to approximately $1.0 billion of previously planned spending through the end of 2020. Our targeted cost reductions do not include initiatives that would result in a reduction in the production volumes of our commodities or that could adversely affect the health and safety of our people.

32    Teck Resources Limited 2020 First Quarter News Release

QUARTERLY (LOSS) PROFIT AND CASH FLOW

(in millions, except for share data)	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$2,377	$2,655	$3,035	$3,138	$3,106	$3,247	$3,209	$3,016	$3,092
Gross profit	398	460	787	1,051	1,042	1,011	1,009	1,241	1,360
EBITDA (loss)1 2	45	(1,904)	1,036	827	1,410	1,164	2,073	1,413	1,562
Profit (loss) attributable to shareholders	(312)	(1,835)	369	231	630	433	1,281	634	759
Basic earnings (loss) per share	$(0.57)	$(3.33)	$0.66	$0.41	$1.11	$0.75	$2.23	$1.10	$1.32
Diluted earnings (loss) per share	$(0.57)	$(3.33)	$0.66	$0.41	$1.10	$0.75	$2.20	$1.09	$1.30
Cash flow from operations	$279	$782	$1,062	$1,120	$520	$1,164	$2,073	$1,413	$1,562

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2019 annual consolidated financial statements and Management’s Discussion and Analysis, except as updated below.

Areas of Judgment

a)	Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, inflation rates, our market capitalization, reserves and resources, mine plans and operating results.

As at March 31, 2020, as a result of lower market expectations for WCS heavy oil prices over the next three years combined with reduced production, we reviewed our interest in Fort Hills for impairment, as outlined below.
33    Teck Resources Limited 2020 First Quarter News Release

b)	Sources of Estimation Uncertainty

COVID-19 Economic Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there have been significant stock market declines and volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets. Concurrent with the impact of COVID-19 on demand in energy markets, oil supply to global markets has increased placing further negative pressure on oil prices.

During the quarter ended March 31, 2020, we have made efforts to safeguard the health of our employees, while continuing to operate safely and responsibly maintain employment and economic activity. These measures combined with commodity market fluctuations resulting from COVID-19 have affected our financial results. While commodity prices have declined in U.S. dollar terms, our operations located in Canada, Peru and Chile have benefited from the weakening of local currencies relative to the US dollar.

We recorded inventory net realizable value write-downs of $42 million related to our zinc and energy businesses. Additional write-downs of inventory or reversals of the write-downs taken this period may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate. We also slowed operations at certain of our mines to safeguard the health of our employees. These reductions in production levels did not materially impact costs during the quarter but may result in adjustments to inventory costing in future periods.

We recorded property, plant and equipment impairment in the first quarter of $647 million related to our interest in Fort Hills. There is heightened potential for further impairments or reversal of these and possibly other impairments over the balance of 2020. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial. Short-term prices for all of our commodities have declined in the period preceding the end of the first quarter; however, given the relatively short duration of this market movement, market participant views of commodity prices over a longer horizon reflecting the long life of many of our assets have remained largely unchanged. As an understanding of the longer-term impacts of COVID-19 on commodity, credit and equity markets develops, there is heightened potential for changes in these views over the balance of 2020.

In addition, on March 18, 2020, to support public health efforts in Chile, we suspended construction of our QB2 project. As the project has temporarily moved into care and maintenance, we ceased capitalization of borrowing costs and expensed $5 million of interest that would otherwise have been capitalized and we expensed approximately $32 million of costs associated with the suspension of construction on our QB2 project. Costs to maintain the site and contractors on standby and other costs associated with a potential restart of construction activities will be expensed in future periods. We also expensed approximately $7 million in other
34    Teck Resources Limited 2020 First Quarter News Release

costs associated with COVID-19, resulting in total costs of $44 million of costs relating to COVID-19 being expensed in the first quarter.

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

The recoverable amount of each cash-generating unit (CGU) or group of CGUs is determined as the higher of its fair value less costs of disposal and its value in use.

In the current environment, assumptions about future commodity prices, exchange rates and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, including our interest in Fort Hills. Short-term prices for all of our commodities, including blended bitumen, have declined in the period preceding the end of the first quarter; however, given the relatively short duration of this market movement, market participant views of commodity prices over a longer horizon reflecting the long life of many of our assets have remained largely unchanged. As an understanding of the longer-term impacts of COVID-19 on commodity, credit and equity markets develops, there is heightened potential for changes in these views over the balance of 2020.

During the first quarter, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $647 million as a result of lower market expectations for future WCS heavy oil prices, over the next three years and reduced production. The economic model for determining the amount of impairment of our interest in Fort Hills assumes a current WCS heavy oil price in 2020 and increases to a long-term WCS price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital. Cash flow projections used in the 2020 analysis were based on current life of mine plans at the testing date and cash flows covered a period of 41 years. These plans include temporarily operating as a single train facility in 2020 and 2021, reducing production rates to approximately 50% of capacity with an increase to full production rates in 2022.

The recoverable amount of Fort Hills is most sensitive to changes in WCS oil prices, the Canadian/U.S. dollar exchange rates and discount rates. In isolation, a US$1 decrease in the long-term WCS oil price would result in a reduction in the recoverable amount of $147 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $51 million. A 25-basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $117 million.

35    Teck Resources Limited 2020 First Quarter News Release

OUTSTANDING SHARE DATA

As at April 20, 2020, there were 523.3 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 24.8 million share options outstanding with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 24 of our 2019 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In the quarter we moved all of our corporate office staff and many site administrative staff offsite to work from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

36    Teck Resources Limited 2020 First Quarter News Release

REVENUES AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2020	2019

REVENUES
Steelmaking coal	$1,023	$1,552

Copper
Highland Valley Copper	205	218
Antamina	194	220
Carmen de Andacollo	144	143
Quebrada Blanca	27	49
	570	630

Zinc
Trail Operations	452	471
Red Dog	250	346
Pend Oreille	–	25
Other	2	2
Intra-segment revenues	(96)	(132)
	608	712

Energy	176	212
TOTAL REVENUES	$2,377	$3,106

GROSS PROFIT (LOSS)
Steelmaking coal	$246	$726

Copper
Highland Valley Copper	43	21
Antamina	82	122
Carmen de Andacollo	34	15
Quebrada Blanca	(2)	13
Other	(1)	(1)
	156	170

Zinc
Trail Operations	(11)	(11)
Red Dog	116	149
Pend Oreille	–	2
Other	14	11
	119	151
Energy	(123)	(5)
TOTAL GROSS PROFIT	$398	$1,042

37    Teck Resources Limited 2020 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2020	2019

OPERATING COSTS
Steelmaking coal	$356	$396

Copper
Highland Valley Copper	119	140
Antamina	58	53
Carmen de Andacollo	76	99
Quebrada Blanca	23	26
Other	1	1
	277	319

Zinc
Trail Operations	126	126
Red Dog	54	54
Pend Oreille	–	21
Other	(12)	(9)
	168	192

Energy	136	82
Total operating costs	$937	$989

TRANSPORTATION COSTS
Steelmaking coal	$242	$240

Copper
Highland Valley Copper	9	10
Antamina	8	6
Carmen de Andacollo	8	7
Quebrada Blanca	1	1
	26	24

Zinc
Trail Operations	38	36
Red Dog	25	30
Pend Oreille	–	1
	63	67
Energy	30	26
Total transportation costs	$361	$357

38    Teck Resources Limited 2020 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2020	2019

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$277	$300
Intra-segment purchases	(96)	(132)
	181	168
Energy (diluent and non-proprietary blend purchases)	100	82
Total raw material purchases	$281	$250

ROYALTY COSTS
Steelmaking coal	$4	$7

Copper
Antamina	5	4

Zinc
Red Dog	13	84
Pend Oreille	–	–
	13	84
Total royalty costs	$22	$95

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$175	$183

Copper
Highland Valley Copper	34	47
Antamina	41	35
Carmen de Andacollo	26	22
Quebrada Blanca	5	9
	106	113

Zinc
Trail Operations	22	20
Red Dog	42	29
Pend Oreille	–	1
	64	50

Energy	33	27
Total depreciation and amortization	$378	373
TOTAL COST OF SALES	$1,979	$2,064

39    Teck Resources Limited 2020 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2020	2019

Steelmaking coal	$119	$143

Copper
Highland Valley Copper	23	23
Antamina	18	22
Carmen de Andacollo	3	3
	44	48
Zinc
Red Dog	9	8
Total	$172	$199

40    Teck Resources Limited 2020 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
Steelmaking coal	2020	2019

Waste production (million BCM’s)	65.5	70.8
Clean coal production (million tonnes)	4.9	6.1

Clean coal strip ratio (waste BCM’s/coal tonnes)	13.3:1	11.5:1
Sales (million tonnes)	5.7	6.2

Highland Valley Copper

Tonnes mined (000's)	25,853	26,408
Tonnes milled (000's)	11,626	12,302

Copper
Grade (%)	0.27	0.26
Recovery (%)	84.2	82.7
Production (000's tonnes)	27.1	26.0
Sales (000's tonnes)	27.2	26.3
Molybdenum
Production (million pounds)	1.2	1.8
Sales (million pounds)	1.4	1.2

Antamina

Tonnes mined (000's)	52,872	57,900
Tonnes milled (000's)
Copper-only ore	6,709	6,225
Copper-zinc ore	6,197	5,240

	12,906	11,465
Copper[1]
Grade (%)	0.88	1.04
Recovery (%)	86.4	89.6
Production (000's tonnes)	101.2	106.2
Sales (000's tonnes)	94.8	102.6

Zinc[1]
Grade (%)	2.03	1.58
Recovery (%)	86.4	84.4
Production (000's tonnes)	111.7	73.3
Sales (000's tonnes)	108.9	72.4

Molybdenum
Production (million pounds)	3.2	0.5
Sales (million pounds)	3.5	1.7

Note:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

41    Teck Resources Limited 2020 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Carmen de Andacollo	2020	2019

Tonnes mined (000’s)	6,487	6,037
Tonnes milled (000’s)	4,792	4,190
Copper
Grade (%)	0.40	0.37
Recovery (%)	87.6	89.0
Production (000’s tonnes)	16.7	14.0
Sales (000’s tonnes)	20.3	18.4

Copper cathode
Production (000’s tonnes)	0.7	0.7
Sales (000’s tonnes)	0.5	0.7

Gold[1]
Production (000’s ounces)	14.8	13.2
Sales (000’s ounces)	18.9	18.4

Note:
1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Production (000's tonnes)	3.3	5.6
Sales (000's tonnes)	3.7	5.8

42    Teck Resources Limited 2020 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2020	2019

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	147	145
Lead	33	32
Metal production
Zinc (000's tonnes)	78.7	74.2
Lead (000's tonnes)	19.1	19.0
Silver (million ounces)	3.3	2.9
Gold (000's ounces)	10.7	7.6

Metal sales
Zinc (000's tonnes)	80.3	75.2
Lead (000's tonnes)	17.2	17.4
Silver (million ounces)	3.4	2.9
Gold (000's ounces)	10.2	6.6

Red Dog

Tonnes mined (000's)	2,743	2,132
Tonnes milled (000's)	1,136	887
Zinc
Grade (%)	14.0	15.0
Recovery (%)	80.9	82.8
Production (000's tonnes)	128.4	110.2
Sales (000's tonnes)	133.9	130.5
Lead
Grade (%)	4.1	4.1
Recovery (%)	50.6	51.7
Production (000's tonnes)	23.3	18.9
Sales (000's tonnes)	–	–

43    Teck Resources Limited 2020 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

We have changed our calculations of adjusted profit attributable to shareholders and adjusted EBITDA to include additional items that we have not previously included in our adjustments and have also changed our debt ratios to compare debt and net debt to adjusted EBITDA rather than EBITDA. These changes were made from January 1, 2020 onwards and comparative figures have been restated to conform to the current period presentation. In addition to items previously adjusted, our adjusted profit attributable to shareholders and adjusted EBITDA now include adjustments for environmental costs, including changes relating to the remeasurement of decommissioning and restoration costs for our closed operations due to changes in discount rates, share-based compensation costs, inventory write-downs and reversals and commodity derivatives. We believe that by including these items, which reflect measurement changes on our balance sheet, in our adjustments, our adjusted profit attributable to shareholders and adjusted EBITDA will reflect the recurring results of our core operating activities. This revised presentation will help us and readers to analyze the rest of our results more clearly and to understand the ongoing cash generating potential of our business. With respect to our debt ratios, we believe that using adjusted EBITDA, will present a more meaningful basis for us and the reader to understand the debt service capacity of our core operating activities.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our core operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

44    Teck Resources Limited 2020 First Quarter News Release

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.
45    Teck Resources Limited 2020 First Quarter News Release

Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to Adjusted EBITDA ratio – debt to adjusted EBITDA ratio takes total debt as reported and divides that by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay all of the outstanding debt.
46    Teck Resources Limited 2020 First Quarter News Release

Net debt to Adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Net debt to capitalization ratio – net debt to capitalization ratio is net debt divided by the sum of total debt plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

Profit (Loss) and Adjusted Profit

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Profit (loss) attributable to shareholders	$(312)	$630
Add (deduct):
Asset impairment	474	–
COVID-19 costs	22	–
Environmental costs	(87)	29
Inventory write-downs (reversals)	27	(8)
Share-based compensation	(22)	12
Commodity derivatives	15	(14)
Debt prepayment option gain	–	(51)
Other	(23)	(11)
Adjusted profit attributable to shareholders	$94	587
Adjusted basic earnings per share	$0.17	$1.03
Adjusted diluted earnings per share	$0.17	$1.02

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended March 31,
(Per share amounts)	2020	2019

Basic earnings (loss) per share	$(0.57)	$1.11
Add (deduct):
Asset impairment	0.87	–
COVID-19 costs	0.04	–
Environmental costs	(0.16)	0.05
Inventory write-downs (reversals)	0.05	(0.01)
Share-based compensation	(0.04)	0.02
Commodity derivatives	0.03	(0.02)
Debt prepayment option gain	–	(0.09)
Other	(0.05)	(0.03)
Adjusted basic earnings per share	$0.17	$1.03

47    Teck Resources Limited 2020 First Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended March 31,
(Per share amounts)	2020	2019

Diluted earnings (loss) per share	$(0.57)	$1.10
Add (deduct):
Asset impairment	0.87	–
COVID-19 costs	0.04	–
Environmental costs	(0.16)	0.05
Inventory write-downs (reversals)	0.05	(0.01)
Share-based compensation	(0.04)	0.02
Commodity derivatives	0.03	(0.02)
Debt prepayment option gain	–	(0.09)
Other	(0.05)	(0.03)
Adjusted diluted earnings per share	$0.17	$1.02

48    Teck Resources Limited 2020 First Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2019		(B) Three Months ended March 31, 2019	(C) Three months ended March 31, 2020	(A-B+C) Twelve months ended March 31, 2020
Profit (loss)	$(588)		$644	$(311)	$(1,543)
Finance expense net of finance income	218		54	47	211
Provision for (recovery of) income taxes	120		339	(69)	(288)
Depreciation and amortization	1,619		373	378	1,624
EBITDA	$1,369		$1,410	$45	$4

Add (deduct):
Asset impairment	2,678		–	647	3,325
COVID-19 costs	–		–	44	44
Environmental costs	197		41	(121)	35
Inventory write-downs (reversals)	60		(11)	36	107
Share-based compensation	4		16	(30)	(42)
Commodity derivatives	(17)		(19)	21	23
Debt prepayment option gain	(105)		(70)	–	(35)
Debt redemption loss	224		–	–	224
Other	66		(7)	(34)	39
Adjusted EBITDA	$4,476	(D)	$1,360	$608	$3,724	(E)

Total debt at period end	$4,834	(F)			$5,479	(G)
Less: cash and cash equivalents at period end	(1,026)				(219)
Net debt	$3,808	(H)			$5,260	(I)

Debt to adjusted EBITDA ratio	1.1	(F/D)			1.5	(G/E)
Net Debt to adjusted EBITDA ratio	0.9	(H/D)			1.4	(I/E)
Equity attributable to shareholders of the company	21,304	(J)			21,223	(K)
Net debt to capitalization ratio	0.15	(H/(F+J))			0.20	(I/(G+K))
49    Teck Resources Limited 2020 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Profit (loss)	$(311)	$644
Finance expense net of finance income	47	54
Provision for (recovery of) income taxes	(69)	339
Depreciation and amortization	378	373

EBITDA	45	$1,410

Add (deduct):
Asset impairment	647	–
COVID-19 costs	44	–
Environmental costs	(121)	41
Inventory write-downs (reversals)	36	(11)
Share-based compensation	(30)	16
Commodity derivatives	21	(19)
Debt prepayment option gain	–	(70)
Other	(34)	(7)
Adjusted EBITDA	$608	$1,360

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Gross profit	$398	$1,042
Depreciation and amortization	378	373
Gross profit before depreciation and amortization	$776	$1,415

Reported as:
Steelmaking coal	$421	$909

Copper
Highland Valley Copper	77	68
Antamina	123	157
Carmen de Andacollo	60	37
Quebrada Blanca	3	22
Other	(1)	(1)
	262	283

Zinc
Trail Operations	11	9
Red Dog	158	178
Pend Oreille	–	3
Other	14	11
	183	201

Energy	(90)	22
Gross profit before depreciation and amortization	$776	$1,415

50    Teck Resources Limited 2020 First Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Revenues
Steelmaking coal (E)	$1,023	$1,552
Copper (F)	570	630
Zinc (G)	608	712
Energy (H)	176	212
Total	$2,377	$3,106

Gross profit (loss), before depreciation and amortization
Steelmaking coal (A)	$421	$909
Copper (B)	262	283
Zinc (C)	183	201
Energy (D)	(90)	22
Total	$776	$1,415

Gross profit margins before depreciation
Steelmaking coal (A/E)	41%	59%
Copper (B/F)	46%	45%
Zinc (C/G)	30%	28%
Energy (D/H)	(51)%	10%

51    Teck Resources Limited 2020 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2020	2019

Cost of sales as reported	$777	$826
Less:
Transportation costs	(242)	(240)
Depreciation and amortization	(175)	(183)
Inventory write-down reversal	5	–
COVID-19 costs	(4)	–
Adjusted site cash cost of sales	$361	$403
Tonnes sold (millions)	5.7	6.2

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales	$63	$65
Transportation costs	43	39
Inventory write-down reversal	(1)	–
COVID-19 costs	1	–
Unit costs – CAD$/tonne	$106	$104

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.33
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$47	$49
Transportation costs	32	29
Inventory write-down reversal	(1)	–
COVID-19 costs	1	–
Unit costs – US$/tonne	$79	$78

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

52    Teck Resources Limited 2020 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2020	2019

Revenue as reported	$570	$630
By-product revenue (A)	(77)	(74)
Smelter processing charges (B)	37	43
Adjusted revenue	$530	$599

Cost of sales as reported	$414	$460
Less:
Depreciation and amortization	(106)	(113)
Inventory (write-downs) provision reversal	–	11
COVID-19 costs	(2)	–
By-product cost of sales (C)	(20)	(11)
Adjusted cash cost of sales (D)	$286	$347
Payable pounds sold (millions) (E)	155.8	158.4

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.84	$2.19
Smelter processing charges (B/E)	0.24	0.27
Total cash unit costs – CAD$/pound	$2.08	$2.46

Cash margin for by-products – ((A – C)/E)	(0.37)	(0.40)
Net cash unit costs – CAD$/pound	$1.71	$2.06

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.37	$1.65
Smelter processing charges	0.18	0.20
Total cash unit costs – US$/pound	$1.55	$1.85

Cash margin for by-products	(0.28)	(0.30)
Net cash unit costs – US$/pound	$1.27	$1.55

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

53    Teck Resources Limited 2020 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2020	2019

Revenue as reported	$608	$712
Less:
Trail Operations revenues as reported	(452)	(471)
Other revenues as reported	(2)	(2)
Add back: Intra-segment revenues as reported	96	132
	$250	$371
By-product revenues (A)	(2)	(10)
Smelter processing charges (B)	77	57
Adjusted revenue	$325	$418

Cost of sales as reported	$489	$561
Less:
Trail Operations cost of sales as reported	(463)	(482)
Other cost of sales as reported	12	9
Add back: Intra-segment purchases as reported	96	132
	$134	$220
Less:
Depreciation and amortization	(42)	(30)
Royalty costs	(13)	(84)
COVID-19 costs	(1)	–
By-product cost of sales (C)	–	–
Adjusted cash cost of sales (D)	$78	$106

Payable pounds sold (millions) (E)	251.3	259.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.31	$0.41
Smelter processing charges (B/E)	0.31	0.22
Total cash unit costs – CAD$/pound	$0.62	$0.63
Cash margin for by-products – ((A - C)/E)	(0.01)	(0.04)
Net cash unit costs – CAD$/pound	$0.61	$0.59

US$ amounts[2]

Average exchange rate (CAD$ per US$1.00)	$1.34	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.23	$0.31
Smelter processing charges	0.23	0.16
Total cash unit costs – US$/pound	$0.46	$0.47
Cash margin for by-products	(0.01)	(0.03)
Net cash unit costs – US$/pound	$0.45	$0.44

Notes:
1.	Red Dog and Pend Oreille (closed in July, 2019).
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

54    Teck Resources Limited 2020 First Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1

	Three months ended March 31,
(CAD$ in millions, except where noted)	2020	2019

Revenue as reported	$176	$212
Less:
Cost of diluent for blending	(97)	(73)
Non-proprietary product revenue	(7)	(8)
Add back: crown royalties (D)	3	5
Adjusted revenue (A)	75	$136

Cost of sales as reported	$298	$217
Less:
Depreciation and amortization	(33)	(27)
Inventory write-down	(23)	–
Cash cost of sales	$242	$190
Less:
Cost of diluent for blending	(97)	(73)
Cost of non-proprietary product purchased	(3)	(9)
Transportation for non-proprietary product purchased[3]	(1)	3
Transportation for costs FRB (C)	(29)	(29)
Adjusted operating costs (E)	$112	$82

Blended bitumen barrels sold (000’s)	4,419	3,725
Less diluent barrels included in blended bitumen (000’s)	(1,177)	(925)
Bitumen barrels sold (000’s) (B)	3,242	2,800

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$23.12	$48.42
Crown royalties (D/B)	(0.92)	(1.75)
Transportation costs for FRB (C/B)	(8.81)	(10.30)
Adjusted operating costs (E/B)	(34.88)	(29.42)
Operating netback – CAD$ per barrel	$(21.49)	$6.95

Notes:
1.	Calculated per unit amounts may differ due to rounding.
2.
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

55    Teck Resources Limited 2020 First Quarter News Release

Blended Bitumen Price Realized Reconciliation1

	Three months ended March 31,
(CAD$ in millions, except where noted)	2020	2019

Revenue as reported	$176	$212
Less: non-proprietary product revenue	(7)	(8)
Add back: crown royalties	3	5
Blended bitumen revenue (A)	$172	$209

Blended bitumen barrels sold (000’s) (B)	4,419	3,725
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$38.87	$55.99

Average exchange rate (CAD$ per US$1.00) (C)	1.34	1.33

Blended bitumen price realized – (US$/barrel) (D/C)[1]	$28.92	$42.12

Note:
1.	Calculated per unit amounts may differ due to rounding.

56    Teck Resources Limited 2020 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19; cost reduction program targets and timing of achieving those targets; capital cost estimate for the QB2 project and anticipated timing of first production; estimated impact of the construction suspension period at our QB2 project; expectations regarding the Neptune Bulk Terminals facility upgrade including costs, benefits and timing thereof and the frequency and length of our planned suspension of operations at Neptune Bulk Terminals and the impact of that suspension; expectation that we will be able to extend the lives of Fording River, Elkview and Greenhills operations and offset the closure of our Coal Mountain and Cardinal River operations; projected coal production capacity; estimated annualized EBITDA increase related to the Elkview Operations plant expansion; timing of construction and completion of our Fording AWTF and our SRFs; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; plans and ability to increase coal production levels in the fourth quarter of 2020; expectation that the tailings and water-related projects at Red Dog will ensure we can continue to optimize Red Dog mine and avoid potential constraints on production in the future; expected 2020 Fort Hills annual production and unit operating costs; capital spending estimates; targeted annualized EBITDA improvements and other benefits that will be generated from our RACE21TM innovation-driven business transformation program and the associated timing and implementation costs; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; timing of Teck’s next contributions to QB2 project capital; and the accounting treatment of COVID-19 related matters.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings,  the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our
57    Teck Resources Limited 2020 First Quarter News Release

ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Targeted RACE21TM EBITDA improvements depend on, among other matters, achievement of expected production and operating results, ability of transportation service providers to move additional product to market, future commodity prices and exchange rates and various other factors.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Assumptions regarding the costs and benefits of the Neptune Bulk Terminals expansion include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning Fort Hills’ future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse
58    Teck Resources Limited 2020 First Quarter News Release

weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes, among other matters. The updated QB2 capital cost estimate and timing of first production do not take into account the impact of the current suspension, and the length of the suspension will impact costs and schedule.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how quickly our sites can safely return to normal operations, and on the duration of impacts on our customers and markets for our products, all of which are unknown at this time. Returning to normal operating activities is highly dependant on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Messrs. Don Mills P.Geo. and Robin Gold P.Eng., each employees of Teck Coal Limited and each a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2020 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 21, 2020. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

59    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2020

Teck Resources Limited
Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2020	2019

Revenues (Note 3)	$2,377	$3,106
Cost of sales	(1,979)	(2,064)
Gross profit	398	1,042

Other operating income (expenses)
General and administration	(31)	(40)
Exploration	(12)	(15)
Research and innovation	(22)	(10)
Asset impairment (Note 4)	(647)	–
Other operating income (expense) (Note 5)	(37)	(15)
Profit (loss) from operations	(351)	962

Finance income	5	12
Finance expense (Note 6)	(52)	(66)
Non-operating income (Note 7)	22	75
Share of loss of associates and joint ventures	(4)	–
Profit (loss) before taxes	(380)	983
Recovery of (provision for) income taxes	69	(339)
Profit (loss) for the period	$(311)	$644

Profit (loss) attributable to:
Shareholders of the company	$(312)	$630
Non-controlling interests	1	14
Profit (loss) for the period	$(311)	$644

Earnings (loss) per share
Basic	$(0.57)	$1.11
Diluted	$(0.57)	$1.10

Weighted average shares outstanding (millions)	544.4	567.7
Weighted average diluted shares outstanding (millions)	544.4	574.4
Shares outstanding at end of period (millions)	531.0	565.4

61    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Profit (loss) for the period	$(311)	$644

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $51 and $(10))	601	(124)
	601	(124)
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes $1 and $nil)	(13)	3
Remeasurements of retirement benefit plans (net of taxes of $9 and $(11))	(38)	38
	(51)	41
Total other comprehensive income (loss) for the period	550	(83)
Total comprehensive income for the period	$239	$561

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$460	$(81)
Non-controlling interests	90	(2)
	$550	$(83)

Total comprehensive income attributable to:
Shareholders of the company	$148	$549
Non-controlling interests	91	12
	$239	$561

62    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Operating activities
Profit (loss) for the period	$(311)	$644
Depreciation and amortization	378	373
Provision for (recovery of) income taxes	(69)	339
Asset impairment	647	–
Gain on sale of investments and assets	(20)	(7)
Foreign exchange gains	(8)	(5)
Gain on debt prepayment options	–	(70)
Net finance expense	47	54
Income taxes paid	(76)	(160)
Remeasurement of DRP[1] liability for closed operations	(117)	35
Other	(53)	15
Net change in non-cash working capital items	(139)	(698)
	279	520
Investing activities
Expenditures on property, plant and equipment	(818)	(482)
Capitalized production stripping costs	(172)	(199)
Expenditures on investments and other assets	(29)	(32)
Proceeds from investments and assets	61	13
	(958)	(700)
Financing activities
Proceeds from debt	446	–
Repayment of debt	(226)	–
Repayment of lease liabilities	(43)	(31)
QB2[2] advances from SMM/SC3	–	900
QB2 equity contributions by SMM/SC	–	391
QB2 partnering and financing transaction costs paid	(7)	(14)
Interest and finance charges paid	(109)	(110)
Issuance of Class B subordinate voting shares	–	6
Purchase and cancellation of Class B subordinate voting shares	(207)	(180)
Dividends paid	(27)	(28)
Contributions from (distributions to) non-controlling interests	1	(6)
	(172)	928
Effect of exchange rate changes on cash and cash equivalents	44	(36)
Increase (decrease) in cash and cash equivalents	(807)	712
Cash and cash equivalents at beginning of period	1,026	1,734
Cash and cash equivalents at end of period	$219	$2,446

Notes:
1.	Decommissioning and restoration provision.
2.	Quebrada Blanca Phase 2 copper development project.
3.	Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) are referred to together as SMM/SC.

63    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(CAD$ in millions)	March 31, 2020	December 31, 2019

ASSETS

Current assets
Cash and cash equivalents	$219	$1,026
Current income taxes receivable	70	95
Trade and settlement receivables	1,014	1,062
Inventories	1,875	1,981
Prepaids and other current assets	338	331
	3,516	4,495

Financial and other assets	1,077	1,109
Investments in associates and joint ventures	1,180	1,079
Property, plant and equipment	31,653	31,355
Deferred income tax assets	211	211
Goodwill	1,137	1,101
	$38,774	$39,350

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,177	$2,498
Current portion of debt (Note 8)	198	29
Current portion of lease liabilities	163	160
Current income taxes payable	65	89
	2,603	2,776

Debt (Note 8)	4,576	4,133
Lease liabilities	542	512
QB2 advances from SMM/SC	997	912
Deferred income tax liabilities	5,780	5,902
Retirement benefit liabilities	481	505
Provisions and other liabilities	1,710	2,536
	16,689	17,276
Equity
Attributable to shareholders of the company	21,223	21,304
Attributable to non-controlling interests	862	770
	22,085	22,074
	$38,774	$39,350

64    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,323	6,595
Share repurchases	(190)	(67)
Issued on exercise of options	–	8
End of period	6,133	6,536
Retained earnings
Beginning of period	14,447	15,495
IFRS 16 transition adjustment on January 1, 2019	–	(43)
Profit (loss) for the period attributable to shareholders of the company	(312)	630
Dividends paid	(27)	(28)
Share repurchases	(17)	(105)
Adjustment from SMM/SC transaction	–	4
Remeasurements of retirement benefit plans	(38)	38
End of period	14,053	15,991
Contributed surplus
Beginning of period	219	204
Share option compensation expense	5	4
Transfer to Class B subordinate voting shares on exercise of options	–	(2)
End of period	224	206
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	309	584
Other comprehensive income (loss)	460	(81)
Less remeasurements of retirement benefit plans recorded in retained earnings	38	(38)
End of period	807	465
Non-controlling interests
Beginning of period	770	134
Profit for the period attributable to non-controlling interests	1	14
Other comprehensive income (loss) attributable to non-controlling interests	90	(2)
Adjustments from SMM/SC transaction	–	675
Contributions (distributions)	1	(6)
End of period	862	815
Total equity	$22,085	$24,019

65    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. On April 20, 2020, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	COVID-19 ESTIMATION UNCERTAINTY

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our 2019 annual consolidated financial statements. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in our 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there have been significant stock market declines and volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets. Concurrent with the impact of COVID-19 on demand in energy markets, oil supply to global markets has increased placing further negative pressure on oil prices.

During the quarter ended March 31, 2020, we have made efforts to safeguard the health of our employees, while continuing to operate safely and responsibly maintain employment and economic activity. These measures combined with commodity market fluctuations resulting from COVID-19 have affected our financial results. While commodity prices have declined in U.S. dollar terms; our operations located in Canada, Peru and Chile have benefited from the weakening of local currencies relative to the U.S. dollar.

We recorded inventory net realizable value write-downs of $42 million related to our zinc and energy businesses. Additional write-downs of inventory or reversals of the write-downs taken this period may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate. We also slowed operations at certain of our mines to safeguard the health of our employees. These reductions in production levels did not materially impact costs during the quarter but may result in adjustments to inventory costing in future periods.

We recorded a property, plant and equipment impairment in the first quarter of $647 million related to our interest in Fort Hills (Note 4). There is heightened potential for further impairments or reversal of these and possibly other impairments over the balance of 2020. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial. Short-term prices for all of our commodities have declined in the period preceding the end of the first quarter; however, given the relatively short duration of this market movement, market participant views of commodity prices over a longer horizon reflecting the long life of many of our assets have remained largely unchanged. As an understanding of the longer-term impacts of COVID-19 on commodity, credit and equity markets develops, there is heightened potential for changes in these views over the balance of 2020.
66    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	COVID-19 ESTIMATION UNCERTAINTY, continued

In addition, on March 18, 2020, to support public health efforts in Chile, we suspended construction of our QB2 project. As the project has temporarily moved into care and maintenance, we ceased capitalization of borrowing costs and expensed $5 million of interest costs that would otherwise be capitalized and expensed approximately $32 million of costs associated with the suspension of construction on our QB2 project. Costs to maintain the site and contractors on standby and other costs associated with a potential restart of construction activities will be expensed in future periods. We also expensed approximately $7 million in other costs associated with COVID-19. Total costs of $44 million relating to COVID-19 were expensed in the first quarter, of which $32 million was recorded in other operating income (expense) (Note 5).

3.	REVENUES

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 10) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended March 31, 2020
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,023	$–	$–	$–	$1,023
Copper	–	493	–	–	493
Zinc	–	42	494	–	536
Blended bitumen	–	–	–	176	176
Silver	–	6	80	–	86
Lead	–	–	40	–	40
Other	–	29	90	–	119
Intra-segment	–	–	(96)	–	(96)
	$1,023	$570	$608	$176	$2,377

(CAD$ in millions)	Three months ended March 31, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,552	$–	$–	$–	$1,552
Copper	–	556	–	–	556
Zinc	–	42	649	–	691
Blended bitumen	–	–	–	212	212
Silver	–	5	61	–	66
Lead	–	1	46	–	47
Other	–	26	88	–	114
Intra-segment	–	–	(132)	–	(132)
	$1,552	$630	$712	$212	$3,106

67    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	ASSET IMPAIRMENT

During the quarter, we recorded a pre-tax impairment of $647 million (after-tax $474 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills cash-generating unit (CGU) of $2.5 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future Western Canadian Select (WCS) heavy oil prices over the next three years combined with reduced production. The impairment affected the profit (loss) of our energy operating segment (Note 10).

Cash flow projections used in the 2020 analysis were based on current life of mine plans at the testing date and cash flows covered a period of 41 years. These plans include temporarily operating as a single train facility in 2020 and 2021, reducing production rates to approximately 50% of capacity with an increase to full production rates in 2022.

a)	Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the Fort Hills CGU as at March 31, 2020:

March 31, 2020
WCS heavy oil prices	Current price used in initial year, increased to a real long-term price in 2024 of US$50 per barrel
Discount rate	5.4%
Long-term foreign exchange rate	1 U.S. to 1.30 Canadian dollars
Inflation rate	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on an oil sands weighted average cost of capital for Fort Hills. As at March 31, 2020, we used a discount rate of 5.4% real, 7.5% nominal post-tax for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2024 onwards for analysis performed as at March 31, 2020.

Inflation Rates

Inflation rates are based on average historical inflation for the location of the operation and long-term government targets.

Reserves and Resources

Future oil production is included in projected cash flows based on oil reserve and resource estimates undertaken by appropriately qualified reserves evaluators.
68    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	ASSET IMPAIRMENT, continued

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management. At March 31, 2020, the operating costs and capital expenditures for Fort Hills reflect the announced reduction to a single production train and concurrent increase in unit operating costs for the near term.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGUs on a fair value less cost of disposal (FVLCD) basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment analysis performed as at March 31, 2020, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 13).

b)	Sensitivity Analysis

The key inputs used in our determination of the recoverable amount interrelate significantly with each other and with our operating plan. For example, a decrease in long-term WCS prices would result in us making amendments to the long-term foreign exchange assumption and mine operating plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumptions increases.

The recoverable amount of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, the Canadian/U.S. dollar exchange rates and discount rates. Ignoring the above described interrelationships, in isolation a US$1 decrease in the real long-term WCS heavy oil price would result in a reduction in the recoverable amount of approximately $147 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $51 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $117 million.

69    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Settlement pricing adjustments	$(98)	$74
Share-based compensation (Note 9(a))	30	(16)
Environmental costs	121	(41)
Care and maintenance costs	(11)	(5)
Social responsibility and donations	(3)	(4)
Gain on sale of assets	13	7
Commodity derivatives	(21)	19
Take or pay contract costs	(24)	(25)
COVID-19 costs	(32)	–
Other	(12)	(24)
	$(37)	$(15)

6.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Debt interest	$62	$78
Interest on advances from SMM/SC	12	–
Interest on lease liabilities	9	10
Letters of credit and standby fees	14	12
Net interest expense on retirement benefit plans	1	2
Accretion on decommissioning and restoration provisions	29	26
Other	3	–
	130	128
Less capitalized borrowing costs	(78)	(62)
	$52	$66

7.	NON-OPERATING INCOME

	Three months ended March 31,
(CAD$ in millions)	2020	2019

Foreign exchange gains	$8	$5
Gain on debt prepayment option	–	70
Other	14	–
	$22	$75

70    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT

($ in millions)	March 31, 2020			December 31, 2019
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

4.5% notes due January 2021	$117	$166	$163	$117	$152	$155
4.75% notes due January 2022	202	286	285	202	262	273
3.75% notes due February 2023	220	315	308	220	289	298
6.125% notes due October 2035	609	851	800	609	779	932
6.0% notes due August 2040	490	693	601	490	634	712
6.25% notes due July 2041	795	1,116	990	795	1,021	1,187
5.2% notes due March 2042	399	559	440	399	512	537
5.4% notes due February 2043	377	529	426	377	484	520
	3,209	4,515	4,013	3,209	4,133	4,614

QB2 project financing (a)	50	68	68	–	–	–
Revolving credit facility (b)	112	159	159	–	–	–
Antamina term loan due April 2020	23	32	32	23	29	29
	$3,394	$4,774	$4,272	$3,232	$4,162	$4,643
Less current portion of debt	(139)	(198)	(195)	(23)	(29)	(29)
	$3,255	$4,576	$4,077	$3,209	$4,133	$4,614

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 13). As at March 31, 2020, the fair values of our debt decreased due to an increase in our credit spread, partially offset by a decrease in the risk-free interest rate and a weakening of the Canadian dollar compared to the U.S. dollar.

a)	QB2 Project Financing

On November 18, 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. As at March 31, 2020, the amount drawn under the facility was US$50 million. Amounts drawn under the facility will bear interest at the London Interbank Offered Rate (LIBOR) plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, SMM and SC pro rata to the respective equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca (QBSA). The loans are secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

b)	Revolving Facilities

As at March 31, 2020, we have drawn US$112 million on our US$4.0 billion committed revolving credit facility. Any amounts drawn under the facility can be repaid at any time and are due in full at maturity in November 2024. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings. The facility requires that our total net debt-to-capitalization ratio, which was 0.20 to 1.0 at March 31, 2020, not exceed 0.60 to 1.0.

71    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2020, we were party to various uncommitted credit facilities providing for a total of $2.0 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.7 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $424 million outstanding at March 31, 2020, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $500 million in surety bonds outstanding at March 31, 2020 to support current and future reclamation obligations.

9.	EQUITY

a)	Share-Based Compensation

During the three months ended March 31, 2020, we granted 5,471,220 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $14.06, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $4.76 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.1 years, a risk-free interest rate of 1.19%, a dividend yield of 2.13% and an expected volatility of 41%. During the three months ended March 31, 2020, we recognized share-based compensation expense of $5 million (2019 – $5 million) relating to stock options.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units). DSUs are granted to directors only and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the three months ended March 31, 2020, we issued 1,869,606 units to employees and directors. DSUs and RSUs issued to directors vest immediately. RSUs, PSUs and PDSUs issued to employees vest in approximately three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at March 31, 2020 was 6,138,255.

During the three months ended March 31, 2020, we recognized a share-based compensation recovery of $35 million relating to Units (2019 – $11 million expense).

b)	Accumulated Other Comprehensive Income

	March 31,	March 31,
(CAD$ in millions)	2020	2019

Currency translation differences	$839	$489
Loss on marketable equity and debt securities (net of tax of $5 and $4)	(31)	(23)
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$807	$285$ 465

72    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	EQUITY, continued

c)	Dividends

Dividends of $0.05 per share (totaling $27 million) were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2020.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

During the quarter ended March 31, 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

10.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — steelmaking coal, copper, zinc, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expense) includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

	Three months ended March 31, 2020
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,023	$570	$704	$176	$–	$2,473
Less: Intra-segment revenues	–	–	(96)	–	–	(96)
Revenues	1,023	570	608	176	–	2,377
Cost of sales	(777)	(414)	(489)	(299)	–	(1,979)
Gross profit (loss)	246	156	119	(123)	–	398
Asset impairment	–	–	–	(647)	–	(647)
Other operating income (expense)	24	(149)	(15)	(5)	43	(102)
Profit (loss) from operations	270	7	104	(775)	43	(351)

Net finance income (expense)	(15)	(38)	(10)	(6)	22	(47)
Non-operating income (expense)	18	28	11	1	(36)	22
Share of loss of associates and joint ventures	–	(4)	–	–	–	(4)
Profit (loss) before taxes	273	(7)	105	(780)	29	(380)
Capital expenditures	336	557	50	41	6	990
Goodwill	702	435	–	–	–	1,137
Total assets	15,869	13,617	3,766	3,145	2,377	38,774

73    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,552	$630	$844	$212	$–	$3,238
Less: Intra-segment revenues	–	–	(132)	–	–	(132)
Revenues	1,552	630	712	212	–	3,106
Cost of sales	(826)	(460)	(561)	(217)	–	(2,064)
Gross profit (loss)	726	170	151	(5)	–	1,042
Other operating income (expense)	(18)	(5)	11	(8)	(60)	(80)
Profit (loss) from operations	708	165	162	(13)	(60)	962
Net finance expense	(14)	(12)	(11)	(6)	(11)	(54)
Non-operating income (expense)	(7)	4	(3)	(2)	83	75
Profit (loss) before taxes	687	157	148	(21)	12	983
Capital expenditures	283	291	48	56	3	681
Goodwill	702	410	–	–	–	1,112
Total assets	16,053	12,616	3,954	6,229	3,254	42,106

11.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2020, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.
74    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	CONTINGENCIES, continued

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

12.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

13.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

75    Teck Resources Limited 2020 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	FAIR VALUE MEASUREMENTS, continued

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2020 and December 31, 2019 are summarized in the following table:

(CAD$ in millions)	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$86	$–	$–	$86	$877	$–	$–	$877
Marketable equity securities	46	–	36	82	53	–	36	89
Debt securities	73	–	3	76	104	–	2	106
Settlement receivables	–	467	–	467	–	465	–	465
Derivative instruments and embedded derivatives	–	30	–	30	–	29	–	29
	$205	$497	$39	$741	$1,034	$494	$38	$1,566

Financial liabilities
Derivative instruments and embedded derivatives	$–	$46	$–	$46	$–	$33	$–	$33
Settlement payables	–	6	–	6	–	16	–	16
	$–	$52	$–	$52	$–	$49	$–	$49

As at March 31, 2020, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement. Refer to Note 4 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

76    Teck Resources Limited 2020 First Quarter News Release